UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File Number 1-9474              CUSIP Number: 34659D 10 4

(CHECK ONE):   Form 10-K    Form 12-F   Form 11-K  X Form 10-Q    Form N-SAR
             --           --          --           --           --

            For Period Ended: August 3, 1997
            [ ]   Transition Report on Form 10-K
            [ ]   Transition Report on Form 20-F
            [ ]   Transition Report on Form 11-K
            [ ]   Transition Report on Form 10-Q
            [ ]   Transition Report on Form N-SAR
            [ ]   Form the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Forstmann & Company, Inc.
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Full Name of Registrant


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Former Name if Applicable

1155 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

New York, New York 10036
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
X
--

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


On July 9, 1997, the Bankruptcy Court for the Southern District of New York entered an order confirming the Company's Plan of Reorganization in accordance with Chapter 11 of the United States Bankruptcy Code. As a result of the consummation of the Plan of Reorganization and the application of the "fresh start" accounting requirements in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") the Company is having to revalue its assets and liabilities to fair market value. This is requiring additional time and effort.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Rod Peckham                   212                   642-6865
      --------------------------   ---------------------  ----------------
      (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report (s).     X  Yes     No
                                               ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof ?     X Yes      No
                   ---      ---

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the thirteen and thirty-nine weeks ended August 3, 1997 will not be comparable to periods in the prior year due to the application of SOP 90-7. As a result of the consummation of the Plan of Reorganization and application of "fresh start" accounting the Company is required to report its thirteen and thirty-nine weeks ended August 3, 1997 in two separate periods. Net income for the 12-Day period ended August 3, 1997 was $893,000 whereas a net loss of $1,857,000 was realized for the 79-Day period ended August 3, 1997. For the 261-Day period ended August 3, 1997 a net loss of $7,135,000 was realized. For the thirteen and thirty-nine weeks ended July 28, 1996 a net loss of $1,122,000 and $7,979,000, respectively was realized.


                            FORSTMANN & COMPANY, INC.
                          --------------------------
                              (name of Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 17, 1997           By: /s/ Rodney Peckham
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                                      Rodney Peckham
                                      Chief Financial Officer